UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 2)*

                            REGENCY AFFILIATES, INC.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    758847107
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                                 (CUSIP Number)

                               Elliot Press, Esq.
                               c/o Katten Muchin Zavis Rosenman
                               575 Madison Avenue
                               New York, New York  10022
                               (212) 940-6348
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 3, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 758847107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Royalty Holdings LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,823,738 Shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,823,738 Shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,823,738 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      60.10%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 758847107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Royalty Management, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,823,738 Shares (comprised of shares owned by Royalty
                                       Holdings LLC)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,823,738 Shares (comprised of shares owned by Royalty
    WITH                               Holdings LLC)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,823,738 Shares (comprised of shares owned by Royalty Holdings LLC)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      60.10%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 758847107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Laurence S. Levy
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,848,738 Shares (comprised of 1,823,738 shares owned by
                                       Regency Holdings LLC and options to
                                       acquire 25,000 shares held by Mr. Levy)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     1,848,738 Shares (comprised of 1,823,738 shares owned by
                                       Regency Holdings LLC and options to
                                       acquire 25,000 shares held by Mr. Levy)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,848,738 Shares (comprised of 1,823,738 shares owned by Regency Holdings
                        LLC and options to acquire 25,000 shares held by
                        Mr. Levy)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      60.43%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 758847107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Neil N. Hasson
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United Kingdom
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     25,000 Shares (comprised of options to acquire 25,000
                                    shares held by Mr. Hasson)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            25,000 Shares (comprised of options to acquire 25,000
    WITH                            shares held by Mr. Hasson)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      25,000 Shares (comprised of options to acquire 25,000 shares held by
                     Mr. Hasson)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.82%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 2 is filed by (i) Royalty Holdings LLC ("Royalty LLC"), (ii) Royalty Management, Inc. ("Royalty Inc."), (iii) Laurence S. Levy and (iv) Neil N. Hasson (collectively, the "Reporting Persons") and amends the Statement on Schedule 13D (the "Schedule 13D") filed by the Reporting Persons on October 28, 2002 as amended by Amendment No. 1 filed by the Reporting Persons on November 8, 2002. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

            Item 3 is hereby amended as follows:

            On April 4, 2003, Mr. Levy and Mr. Hasson were issued 25,000 Common Stock purchase options each pursuant to employment agreements with the Company. The options have an exercise price of $1.35 per share.

            On May 29, 2003, Royalty LLC purchased 14,000 shares in an open market transaction at a purchase price of $5.30 per share. On May 30, 2003, Royalty LLC purchased 22,000 shares in an open market transaction at a purchase price of $5.43 per share.

            On July 3, 2003, Royalty LLC, the holder of a Convertible Promissory Note of the Company due October 16, 2012 (the "Convertible Note") in the principal amount of $2,004,089, converted the full principal amount of the Note (and the $71,378 of accrued and unpaid interest on such amount) into 1,037,738 shares of the Company's Common Stock, at an exercise price of $2.00 per share.

Item 5. Interest in Securities of the Issuer.

            (a) Item 5(a) is hereby amended and restated as follows:

            As of the close of business on July 3, 2003:

            (i) Royalty LLC owns 1,823,738 shares of Common Stock. Such shares constitute approximately 60.10% of the shares of Common Stock outstanding;

            (ii) Royalty Inc. owns no shares of Common Stock. As the Manager of Royalty LLC Royalty Inc. may be deemed, under the provisions of Rule 13d-3 of the Exchange Act Rule, to be the beneficial owner of the 1,823,738 shares of Common Stock that are held by Royalty LLC. Such shares of Common Stock constitute approximately 60.10% of the shares of Common Stock outstanding;

            (iii) As President, sole director and sole stockholder of Royalty Inc., which is the Manager of Royalty LLC, Mr. Levy may be deemed, under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 1,823,738 shares held by Royalty LLC. In addition, Mr. Levy holds options to purchase an additional 25,000 shares of Common Stock. The foregoing shares of Common Stock that may be deemed to be beneficially owned by Mr. Levy, in the aggregate, constitute approximately 60.43% of the shares of Common Stock outstanding (assuming exercise of such options); and

            (iv) Mr. Hasson beneficially owns 25,000 shares of Common Stock underlying common stock purchase options held by Mr. Hasson. Such shares of Common Stock constitute approximately 0.82% of the shares of Common Stock outstanding (assuming exercise of such options).

            (c) Item 5(c) is hereby amended as follows:

            Reference is made to Item 3 above.

                                    SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

            Dated: July 7, 2003

                                          ROYALTY HOLDINGS LLC

                                          By:  Royalty Management, Inc., Manager

                                          By: /s/ Laurence S. Levy
                                              ----------------------------------
                                          Name:  Laurence S. Levy
                                          Title: President


                                          ROYALTY MANAGEMENT, INC.

                                          By: /s/ Laurence S. Levy
                                              ----------------------------------
                                          Name:  Laurence S. Levy
                                          Title: President


                                              /s/ Laurence S. Levy
                                              ----------------------------------
                                                        Laurence S. Levy


                                              /s/ Neil N. Hasson
                                              ----------------------------------
                                                        Neil N. Hasson